Sykes Financial Services, LLC

Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities:		
Net loss	$	(1,654)
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase) decrease in operating assets:		
Commissions and 12b-1 fees receivable		(15,154)
Prepaid expenses		(135)
Other assets		1
Increase (decrease) in operating liabilities:		
Commissions and service fees payable		13,421
Total adjustments		(1,867)
Net cash used in operating activities		(3,521)
Prior period adjustments:		1,490
Cash flows from financing activities:		(10,000)
Net cash used in investing activities		(8,510)
Net increase (decrease) in cash		(12,031)
Cash at beginning of the year		24,053
Cash at end of year	$	12,022

The accompanying notes are an integral part of these financial statements.